Exhibit 99

PRESS RELEASE

TSX ACCEPTS NOTICE OF INTENTION TO MAKE NORMAL COURSE ISSUER BID

AURORA, Ontario, Canada, November 13, 2017 - Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Toronto Stock Exchange (“TSX”) had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the “Notice”). Pursuant to the Notice, Magna may purchase up to 35,800,000 Magna Common Shares (the “Bid”), representing approximately 10% of its public float. As at November 3, 2017, Magna had 360,859,902 issued and outstanding Common Shares, including a public float of 358,161,799 Common Shares.

The primary purposes of the Bid are purchases for cancellation, as well as purchases to fund Magna’s stock-based compensation awards or programs and/or Magna’s obligations to its deferred profit sharing plans. Magna may purchase its Common Shares, from time to time, if it believes that the market price of its Common Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of the Corporation.

The Bid will commence on November 15, 2017 and will terminate no later than November 14, 2018. All purchases of Common Shares under the Bid may be made on the TSX, at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the New York Stock Exchange (“NYSE”) in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through alternative trading systems in Canada and/or the United States, and by private agreement or under a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority.  Purchases made by way of such private agreements or specific share repurchase program under an issuer bid exemption order will be at a discount to the prevailing market price.  The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 226,838 based on 25% of the average daily trading volume for the prior six months (being 907,353 Common Shares on the TSX). Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares purchased and the timing of such purchases, if any, will be determined by Magna having regard to future price movements and other factors. All purchases will be subject to Magna’s normal trading blackouts.  Any purchases made during a blackout period will only be made pursuant to a pre-defined automatic securities purchase plan.

Magna’s current normal course issuer bid announced in November 2016 for the purchase of up to 38,000,000 Common Shares will expire on November 14, 2017.  As at the close of trading on November 3, 2017, Magna has purchased 25,267,201 Common Shares at a weighted-average price of US$47.33.  Purchases were made on the open market and through a specific share repurchase program pursuant to an issuer bid exemption order issued by a securities regulatory authority.

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MAGNA ANNOUNCES NORMAL COURSE ISSUER BID	CONNECT WITH MAGNA

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

ABOUT MAGNA INTERNATIONAL(1) - We are a leading global automotive supplier with 328 manufacturing operations and 99 product development, engineering and sales centres in 29 countries. We have over 163,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid, including pursuant to private agreements or a specific share repurchase program under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence which would typically result in lower production volume levels; planning risks created by rapidly changing economic or political conditions; legal claims and/or regulatory actions against us; fluctuations in relative currency values; changes in laws and governmental regulations; liquidity risks; the unpredictability of and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.